Mail Stop 6010

February 5, 2007

Mr. Frank S. Sklarsky
Chief Financial Officer
Eastman Kodak Company
343 State Street
Rochester, New York 14650

      RE: Eastman Kodak Company
              Form 10-K for the fiscal year ended December 31, 2005
              Filed March 2, 2006
              File No. 001-00087

Dear Mr. Sklarsky,

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Martin F. James
                          Senior Assistant Chief Accountant